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                             August 1, 2022

       Brett Asnas
       Chief Financial Officer
       iStar Inc.
       1114 Avenue of the Americas, 39th Floor
       New York, NY 10036

                                                        Re: iStar Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K filed May
3, 2022
                                                            File No. 001-15371

       Dear Brett Asnas:

              We have reviewed your July 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 8 - Other Investments
       Summarized investee financial information, page 81

   1. We note your response to our prior comment 1. We are unable to agree with your proposal to file the
audited SAFE financial statements in a Form 8-K. Please file the audited SAFE financial
statements in an amendment to your Form 10-K.
       Form 8-K filed May 3, 2022
       Exhibit 99.2
       Pro Forma Supplemental Financial Data, page 22
 Brett Asnas
iStar Inc.
August 1, 2022
Page 2

2.       We note your response to comment 2, please address the following:
             Please tell us if you expect to continue to present supplemental information in future earnings presentations for the closing of this specific net lease transaction and payments to the iPIP holders as a result of the transaction.
             Please clarify if your adjustment for other potential iPIP payments that fluctuate primarily based on changes in SAFE's stock price is something you will continue to disclose in future earnings presentations.
             To the extent you will adjust for other potential iPIP payment in future earnings presentations, please tell us and revise your disclosure to clarify the nature of this adjustment.
             Your response did not appear to address the adjustments for the SAFE MTM adjustment, we further note that it appears you have presented the SAFE MTM adjustments in prior earnings presentations that preceded the net lease transaction.
            Please tell us if you expect to reflect the SAFE MTM adjustment in future earnings presentations.
             To the extent you expect to reflect the SAFE MTM adjustment in future earnings presentations, please enhance your disclosures to include balancing disclosure regarding the share price of SAFE MTM. In this regard, your disclosure should address, but not be limited to, that you own 64.7% of SAFE's common stock outstanding as of March 31, 2022 and given your substantial interest that you may not be able to liquidate your investment at the closing price of $43.05 from April 29,
            2022.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameBrett Asnas                                Sincerely,
Comapany NameiStar Inc.
                                                             Division of
Corporation Finance
August 1, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName